July 20, 2016

VIA EDGAR TRANSMISSION

Mr. Lyn Shenk
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Grupo Aeroportuario del Pacífico, S.A.B. de C.V. Form 20-F for the Year Ended December 31, 2015 Filed April 20, 2016 File No. 001-32751

Dear Mr. Shenk:

By letter dated July 6, 2016, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments to the annual report on Form 20-F for the year ended December 31, 2015, filed on April 20, 2016 (“2015 Form 20-F”) by the Pacific Airport Group (Grupo Aeroportuario del Pacífico, S.A.B. de C.V., or the “Company”). We are submitting via EDGAR the Company’s response to the Staff’s comments.

For convenience, we have reproduced in italics below the Staff’s comments and have provided our response immediately below each comment.

Form 20-F for Fiscal Year Ended December 31, 2015

General

1.	Please ensure the same chronological order of the data from left to right in your document. In this regard, you have presented Selected Financial Data in Item 3 and tabular data in Item 5 oldest to newest, while you have presented tabular data in your financial statements newest to oldest. Refer to SAB Topic 11E for guidance.

Response:

As discussed with the Staff, the Company will ensure in future filings that financial statements and other data presented in tabular form will read consistently from left to right in the same chronological order throughout the filing per Staff Accounting Bulletin Topic 11E.

Amendment No.1 to Form 20-F for the Year Ended December 31, 2015

2.	Pursuant to Rule 12b-15 of Regulation 12B, amendments filed pursuant to this section must set forth the complete text of each item as amended. In the explanatory note of your amended filing, you state that this amendment replaces the previously filed Accountant’s Report with the corrected version of the Accountant’s Report. Accordingly, the entirety of Item 18 for which the Accountant’s Report is a part, inclusive of a full set of financial statements and accompanying notes, must be included in your amended filing. Please file an amended filing that complies with the cited guidance. Note that the amended filing is to be accompanied by all certifications, updated as appropriate.

Av. Mariano Otero No. 1249-B, 6th Floor
Col. Rinconada del Bosque
Guadalajara, Jalisco 44530
Mexico

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Response:

The Company intends to file a second amendment to its 2015 Form 20-F, including the entirety of Item 18 with a full set of financial statements and accompanying notes, so as to comply with Rule 12b-15 as described in the above comment. No changes have been made to the financial statements in the first amendment to the 2015 Form 20-F, dated June 6, 2016, and no changes will be made to the full set of financial statements and accompanying notes to be filed as part of the proposed second amendment.

* * *

Finally, as requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact our U.S. counsel, Jorge U. Juantorena at Cleary Gottlieb Steen & Hamilton LLP, at (212) 225-2758.

Sincerely yours,

/s/ Saúl Villarreal García Saúl Villarreal García Chief Financial Officer

cc:       Amy Geddes and Doug Jones
                Securities and Exchange Commission

           Jorge U. Juantorena
                  Cleary Gottlieb Steen & Hamilton LLP

           Salvador Sánchez Barragán
                Galaz, Yamazaki, Ruiz Urquiza, S.C.,
               Member of Deloitte Touche Tohmatsu Limited

Av. Mariano Otero No. 1249-B, 6th Floor
Col. Rinconada del Bosque
Guadalajara, Jalisco 44530
Mexico

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